Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of April 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: April 27, 2006

List of materials

Documents attached hereto:


i) Press release announcing Sony's Consolidated Financial Results for the Fiscal Year Ended March 31, 2006



                                       Sony Corporation
                                       6-7-35 Kitashinagawa,
                                       Shinagawa ku
                                       Tokyo 141-0001 Japan

                                       No: 06-035E
                                       3:00 P.M. JST, April 27, 2006

                 Consolidated Financial Results
            for the Fiscal Year Ended March 31, 2006

Tokyo, April 27, 2006 -- Sony Corporation today announced its consolidated results for the fiscal year ended March 31, 2006 (April 1, 2005 to March 31, 2006).

        (Billions of yen, millions of U.S. dollars, except per share amounts)
                                          Fiscal Year ended March 31
                             2005        2006     Change       2006*
                                                  in Yen
----------------           ------      ------     ------      ------
Sales and operating      Y7,159.6    Y7,475.4      +4.4%     $63,893
 revenue
Operating income            113.9       191.3     +67.9        1,635
Income before income        157.2       286.3     +82.1        2,447
 taxes
Equity in net income         29.0        13.2     -54.6          113
 of affiliated companies
Net income                  163.8       123.6     -24.5        1,057

Net income per share
 of common stock
 - Basic                  Y175.90       122.58    -30.3%       $1.05
 - Diluted                 158.07       116.88    -26.1         1.00

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y117=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31, 2006.

Unless otherwise specified, all amounts are on the basis of Generally Accepted Accounting Principles in the U.S. ("U.S. GAAP").


Consolidated Results for the Fiscal Year Ended March 31, 2006
-------------------------------------------------------------

Sales and operating revenue ("sales") increased 4.4% compared with the previous fiscal year; on a local currency basis sales increased slightly. (For all references herein to results on a local currency basis, see Note I.)

Sales within the Electronics segment increased 1.7% (a 3% decrease on a local currency basis). Although there was a decrease in sales particularly of CRT and plasma televisions, sales of LCD and LCD rear projection televisions increased. In the Game segment, sales increased by 31.4% primarily as the result of the contribution from PSP(R) (PlayStation(R) Portable) ("PSP"). Sales in the Pictures segment increased 1.7% compared with the previous fiscal year (a 4% decrease on a U.S. dollar basis). In the Financial Services segment, revenue increased by 32.6% compared to the previous fiscal year mainly due to an improvement in gains and losses on investments at Sony Life Insurance Co., Ltd. ("Sony Life").

Operating income increased 67.9% (a 23% increase on a local currency basis) compared with the previous fiscal year. This includes a one time net gain of Y73.5 billion ($628 million), which resulted from the transfer to the Japanese Government of the substitutional portion of Sony's Employee Pension Fund. Of this, a gain of Y64.5 billion ($551 million) was recorded within the Electronics segment. In addition, restructuring charges, which were recorded as operating expenses, amounted to Y138.7 billion ($1,185 million) compared to Y90.0 billion in the previous fiscal year. In the Electronics segment, restructuring charges were Y125.8 billion ($1,075 million) compared to Y83.2 billion the previous fiscal year.

In the Electronics segment, although there was a decrease in sales to outside customers, an increase in loss on sale, disposal or impairment of assets and a deterioration in the cost of sales ratio associated with a decline in unit selling prices, the amount of operating loss decreased as a result of a gain resulting from the abovementioned transfer to the Japanese Government of the substitutional portion of Sony's Employee Pension Fund and the depreciation of the yen. In the Game segment, there was a significant decline in operating income primarily resulting from an increase in research and development costs associated with PLAYSTATION(R) 3 ("PS3"). In the Pictures segment, operating income decreased significantly primarily due to lower worldwide theatrical and home entertainment revenues on feature films. In the Financial Services segment, there was a significant increase in operating income mainly attributable to the increase in gains on investments at Sony Life.

Income before income taxes increased 82.1% compared to the previous fiscal year. There was an improvement in the net effect of other income and expenses compared to the previous fiscal year primarily due to the recording of a gain on change in interest of Y60.8 billion ($520 million), compared to the Y16.3 billion recorded in the previous fiscal year. During the fiscal year, Sony recorded a gain of Y21.5 billion ($184 million) on the change in interest in subsidiaries and equity investees resulting from the initial public offering of Sony Communication Network Corporation ("SCN"), a gain of Y20.6 billion ($176 million) on the change in interest resulting from the sale of a portion of stock in Monex Beans Holdings, Inc., and gains of Y12.0 billion ($103 million) and Y6.6 billion ($56 million) respectively on the change of interest at So-net M3 Inc., a consolidated subsidiary of Sony Communications Network Corporation ("SCN") and at DeNA Co., Ltd., an equity affiliate of SCN accounted for by the equity method.

Income taxes: Compared to an effective tax rate of 10.2% in the previous fiscal year, the effective tax rate was 61.6% in the current fiscal year. This effective tax rate exceeded the Japanese statutory tax rate primarily due to the recording of additional valuation allowances against deferred tax assets by Sony Corporation and several of Sony's domestic and overseas consolidated subsidiaries due to continued losses recorded at these businesses and the recording of an additional tax provision for the undistributed earnings of foreign subsidiaries. The effective tax rate was significantly lower than the Japanese statutory rate in the previous fiscal year as a result of the reversal of valuation allowances at Sony's U.S. subsidiaries associated with an improvement in operating performance.

Equity in net income of affiliated companies decreased by 54.6% compared to the previous fiscal year. Equity in net income of affiliated companies for the previous fiscal year included the recording of Y12.6 billion as equity in net income for InterTrust Technologies Corporation. This amount reflected InterTrust's proceeds from a license agreement arising from the settlement of a patent-related suit. In the current fiscal year, Sony Ericsson Mobile Communications AB ("Sony Ericsson") contributed Y29.0 billion ($248 million) to equity in net income, an increase of Y11.6 billion compared to the previous fiscal year. Sony recorded equity income of Y5.8 billion ($50 million) for SONY BMG MUSIC ENTERTAINMENT ("SONY BMG"), compared to an equity loss of Y3.4 billion in the previous fiscal year. However, Sony recorded an equity in net loss of Y7.2 billion ($61 million) for S-LCD Corporation ("S-LCD"), a joint-venture with Samsung Electronics Co., Ltd. for the manufacture of amorphous TFT LCD panels and equity in net loss of Y16.9 billion ($144 million) for Metro-Goldwyn-Mayer Inc. ("MGM")*. The equity in net loss for MGM includes non-cash interest of Y6.0 billion ($51 million) on cumulative preferred stock.

* On April 8, 2005, a consortium led by Sony Corporation of America and its equity partners completed the acquisition of MGM. As part of the acquisition, Sony invested $257 million in exchange for 20% of the total equity. However, based on the percentage of common stock owned, Sony records 45% of MGM's net income (loss) as equity in net income (loss) of affiliated companies.

Net income, as a result, decreased 24.5% compared to the previous fiscal year.


Operating Performance Highlights by Business Segment
----------------------------------------------------

Note: As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. The newly formed company, SONY BMG, is 50% owned by each parent company. Under U.S. GAAP, SONY BMG is accounted for by Sony using the equity method and, since August 1, 2004, 50% of net profits or losses of this business have been included under "Equity in net income (loss) of affiliated companies."

In connection with the establishment of this joint venture, Sony's non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the Electronics segment to recognize the new management reporting structure whereby Sony's Electronics segment has now assumed responsibility for these businesses. Effective April 1, 2005, a similar change was made with respect to Sony's Japan based disc manufacturing business. Results for the three month period and fiscal year ended March 31, 2005 in the Electronics segment have been restated to account for these reclassifications.

Effective April 1, 2005, Sony no longer breaks out its music business as a reportable segment as it no longer meets the materiality threshold. Accordingly, the results for Sony's music business are now included within All Other and the results for the three month period and fiscal year ended March 31, 2005 have been reclassified to All Other for comparative purposes. Results for the three month period and fiscal year ended March 31, 2006 in All Other include the results of Sony Music Entertainment Inc.'s ("SMEI") music publishing business and Sony Music Entertainment (Japan) Inc. ("SMEJ"), excluding Sony's Japan based disc manufacturing business which, as noted above, has been reclassified to the Electronics segment. However, results for the same periods of the previous fiscal year in All Other include the consolidated results for SMEI's recorded music business for the period through August 1, 2004, as well as the results for SMEI's music publishing business and SMEJ excluding Sony's Japan based disc manufacturing business.

Electronics
-----------            (Billions of yen, millions of U.S. dollars)
                                        Fiscal Year ended March 31
                            2005        2006     Change       2006
                                                 in Yen
-------------------       ------      ------     ------     ------
Sales and operating    Y5,066.8    Y5,150.5       +1.7%   $44,021
 revenue
Operating loss            (34.3)      (30.9)         -       (264)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.


Sales increased by 1.7% compared to the previous fiscal year (a 3% decrease on a local currency basis). Sales to outside customers decreased 0.9% compared to the previous fiscal year. There was a decline in sales of CRT televisions, due to a continued shift in demand towards flat panel televisions, and plasma televisions, where new product development has been terminated. However, there was an increase in sales of LCD televisions, including the new BRAVIA TM models, which saw increased sales in all geographic areas, and LCD rear projection televisions, which saw increased sales particularly in the U.S.

Operating loss declined by Y3.3 billion compared with the previous fiscal year. Despite a decline in sales to outside customers, an increase in loss on sale, disposal or impairment of fixed assets, and a deterioration in the cost of sales ratio as a result of a decline in unit selling prices, the amount of operating loss decreased as a result of the Y64.5 billion ($551 million) net gain resulting from the transfer to the Japanese Government of the substitutional portion of Sony's Employee Pension Fund, as well as favorable exchange rates. With regard to products within the Electronics segment, there was an increase in operating income for such products as "Handycam(R)" video cameras, which experienced an increase in sales of DVD and high definition video cameras, and "VAIO" PCs, where favorable sales of notebook PC were recorded. On the other hand, there was a deterioration in the profitability of CRT televisions, where sales decreased, as well as in that of Image Sensors and LCD televisions, which both experienced a decline in unit selling prices.

Inventory, as of March 31, 2006, was Y665.7 billion ($5,690 million), a Y151.3 billion, or 29.4%, increase compared with the level as of March 31, 2005 and a Y66.9 billion, or 11.2%, increase compared with the level as of December 31, 2005. This increase was primarily a result of increased semiconductor inventory in preparation for the PS3 launch and increased LCD television inventory in preparation for the launch of new models.


Operating Results for Sony Ericsson Mobile Communications AB
------------------------------------------------------------
The following operating results for Sony Ericsson, which is accounted for by the equity method, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance. In addition, please note that the operating results of Sony Ericsson discussed below are reported on an International Financial Reporting Standards basis, and thereby differ from the operating results reported on a U.S. GAAP basis contained within Sony's equity in net income (loss) of affiliated companies.

Sony Ericsson recorded sales for the one year period ended March 31, 2006 of Euro 7,972 million, a Euro 1,497 million or 23% increase compared to the same period of the previous year. Income before taxes was Euro 595 million, a Euro 135 million increase compared to the same period of the previous year, and net income of Euro 433 million was recorded, a Euro 166 million increase compared to the same period of the previous year. Results were boosted by sales of hit models such as camera phones and "Walkman(R)" phones. As a result, equity in net income of Y29.0 billion ($248 million) was recorded by Sony.

Game
----              (Billions of yen, millions of U.S. dollars)
                                   Fiscal Year ended March 31
                          2005       2006      Change    2006
                                               in Yen
-------------------     ------     ------      ------  ------
Sales and operating     Y729.8     Y958.6      +31.4%  $8,193
 revenue
Operating income          43.2        8.7      -79.7       75

Unless otherwise specified, all amounts are on a U.S. GAAP basis.


Sales increased 31.4% compared with the previous fiscal year (a
27% increase on a local currency basis).

Hardware: There was a significant increase in sales, mainly in Europe and the U.S., primarily due to a significant contribution to sales from PSP, which experienced favorable growth in all geographic areas. In addition, PlayStation 2 ("PS2") sales were on a par with those in the previous fiscal year.

Software: Although PS2 software sales decreased, as a result of the contribution to sales from PSP software, sales in Japan, the U.S. and Europe were relatively unchanged compared to the previous fiscal year.

Operating income of Y8.7 billion ($75 million) was recorded, a decrease of Y34.4 billion or 79.7% compared to the previous fiscal year. Although profits from the PS2 and PSP businesses exceeded those in the previous fiscal year, this decrease was mainly the result of continued high research and development costs associated with PS3, as well as the recording of charges associated with preparation for the launch of the PS3 platform.

Worldwide hardware production shipments:*
   -> PS2: 16.22 million units (an increase of 0.05 million units) -> PSP: 14.06 million units (an increase of 11.09 million units)
Worldwide software production shipments:*
   -> PS2: 223 million units (a decrease of 29 million units)
   -> PSP: 41.6 million units (an increase of 35.9 million units) *Production shipment units of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

Inventory, as of March 31, 2006, was Y113.4 billion ($969 million), a Y35.9 billion, or 46.3%, increase compared with the level as of March 31, 2005 and a Y9.4 billion, or 9.1%, increase compared with the level as of December 31, 2005. This increase was primarily a result of the world-wide full-scale introduction of the PSP platform to U.S. and European markets in addition to Japan during the fiscal year.

Pictures
--------         (Billions of yen, millions of U.S. dollars)
                                  Fiscal Year ended March 31
                         2005       2006   Change in    2006
                                                 Yen
-----------------      ------     ------      ------  ------
Sales and operating    Y733.7     Y745.9       + 1.7% $6,375
 revenue
Operating income         63.9       27.4       -57.1     234

The results presented above are a yen-translation of the results of Sony Pictures Entertainment ("SPE"), a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on "a U.S. dollar basis."

Sales increased 1.7% compared with the previous fiscal year (4% decrease on a U.S. dollar basis) due to the depreciation of the yen. Sales, on a U.S. dollar basis, decreased primarily due to lower worldwide theatrical and home entertainment revenues on feature films, partially offset by an increase in television product revenues. The lower theatrical and home entertainment revenues primarily resulted from the strong performance of Spider-Man 2 in the prior fiscal year coupled with the disappointing performance of certain films in the current fiscal year film slate, particularly Stealth, Zathura and The Legend of Zorro. The increase in television product revenues is due to higher advertising and subscription sales from several of SPE's international channels, higher sales of television library product and the extension of a licensing agreement for Wheel of Fortune.

Operating income decreased Y36.5 billion to Y27.4 billion ($234 million), compared with the previous fiscal year. The large decrease was due to the same factors contributing to the decrease in feature film revenue discussed above. Operating income from television increased due to the same factors noted above for revenue.

Financial Services
------------------ (Billions of yen, millions of U.S. dollars)
                                    Fiscal Year ended March 31
                           2005        2006     Change    2006
                                                in Yen
-----------------        ------      ------     ------  ------
Financial service        Y560.6      Y743.2     +32.6%  $6,353
 revenue
Operating income           55.5       188.3    +239.4    1,610

Unless otherwise specified, all amounts are on a U.S. GAAP basis. Therefore, they differ from the results that Sony Life discloses on a Japanese statutory basis.

Financial service revenue increased by 32.6%, compared with the previous fiscal year, to Y743.2 billion ($6,353 million) mainly as a result of an increase in revenue at Sony Life. Revenue at Sony Life was Y645.0 billion ($5,513 million), a Y170.8 billion, or 36.0% increase compared with the previous fiscal year. The main reasons for this increase were an improvement in gains and losses from investments as a result of favorable Japanese domestic stock market conditions and an increase in revenue from insurance premiums reflecting an increase of insurance-in-force.

Operating income was Y188.3 billion ($1,610 million), a Y132.8 billion, or 239.4% increase compared with the previous fiscal year, mainly as a result of a significant improvement in gains and losses on investments in the general account at Sony Life, primarily resulting from an improvement in valuation gains from stock conversion rights in convertible bonds resulting from favorable Japanese domestic stock market conditions. As a result of the abovementioned factors, operating income at Sony Life increased by Y127.4 billion or 208.8% to Y188.4 billion ($1,611 million).

All Other
---------            (Billions of yen, millions of U.S. dollars)
                                      Fiscal Year ended March 31
                            2005        2006     Change     2006
                                                 in Yen
-------------------       ------      ------     ------   ------
Sales and operating       Y459.9      Y408.9     -11.1%   $3,495
 revenue
Operating income             4.2        16.2    +286.4       138

Unless otherwise specified, all amounts are on a U.S. GAAP basis.


Sales decreased 11.1% compared with the previous fiscal year reflecting the fact that the results for the first four months of the previous fiscal year in All Other incorporated the results for SMEI's recorded music business, which, as noted above, was combined with Bertelsmann AG's recorded music business to form the SONY BMG joint venture which is accounted for by the equity method (please refer to Note to Operating Performance Highlights by Business Segment).

Sales at SMEJ were relatively unchanged compared with the previous fiscal year. Best selling albums during the fiscal year included Ken Hirai 10th Anniversary Complete Single Collection
'95-'05 "Uta Baka" by Ken Hirai, NATURAL by ORANGE RANGE and
BEST by Mika Nakashima.

Excluding sales recorded within Sony's music business, there was an increase in sales within All Other. This increase was mainly due to strong sales at a business engaged in the production and marketing of animation products, favorable sales both at SCN and its subsidiaries, as well as an increase in sales recorded at an imported general merchandise retail business.

Operating income of Y16.2 billion ($138 million) was recorded, an increase of Y12.0 billion compared with the previous fiscal year. This improvement was mainly the result of the fact that the results for SMEI's recorded music business, which recorded an operating loss in the previous fiscal year, are now recorded as part of the results of the SONY BMG joint venture, and the continued strong performance at SMEJ. Operating income at SMEJ increased significantly compared to the previous fiscal year mainly due to an improvement in the cost of sales ratio and the recording of a gain resulting from the transfer to the Japanese government of the substitutional portion of the Employee Pension Fund.

Excluding the operating income recorded in the music business, a loss was recorded within All Other mainly as the result of an asset impairment write down associated with the sale of a U.S. entertainment complex. This was offset to some extent by cost reductions at network related businesses within Sony Corporation.

Operating Results for SONY BMG MUSIC ENTERTAINMENT
--------------------------------------------------
The following operating results for SONY BMG, which is accounted for by the equity method, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance.

SONY BMG recorded sales revenue of $4,283 million, income before income taxes of $150 million, and net income of $95 million during the one year period ended March 31, 2006. Income before income taxes includes $186 million of restructuring charges, a year-on-year reduction in restructuring charges of $104 million. Income before incomes taxes also benefited from the realization of incremental cost savings. As a result, equity in net income of Y5.8 billion ($50 million) was recorded by Sony. Best selling albums during the fiscal year included Kelly Clarkson's Breakaway, Il Divo's IL Divo and Ancora, System of a Down's Mezmerize, the Foo Fighters' In Your Honor, and Shakira's Fijacion Oral Volumen I.

Cash Flow
---------
The following charts show Sony's unaudited condensed statements of cash flows on a consolidated basis for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that these presentations may be useful in understanding and analyzing Sony's consolidated financial statements.


Cash Flow - Consolidated (excluding Financial Services segment)
---------------------------------------------------------------

                     (Billions of yen, millions of U.S. dollars)
                                      Fiscal Year ended March 31
Cash flow                   2005        2006    Change      2006
                                                in Yen
----------------          ------      ------    ------    ------
- From operating         Y485.4      Y252.0    Y-233.5   $2,154
   activities
- From investing         (472.1)     (296.4)    +175.7   (2,533)
   activities
- From financing          (95.4)       74.6     +170.0      637
   activities
Cash and cash             592.9       519.7      -73.2    4,442
 equivalents at
 beginning of the
 fiscal year
Cash and cash             519.7       585.5      +65.7    5,004
 equivalents at end
 of the fiscal year


Operating Activities: During the fiscal year ended March 31, 2006, although there was an increase in inventory, primarily semiconductor inventory for use in PS3 and inventory of new LCD television models, net cash was generated primarily after taking account of depreciation and amortization.

Investing Activities: During the fiscal year ended March 31, 2006, Sony purchased fixed assets mainly within the Electronics segment consisting primarily of semiconductor manufacturing facilities. On the other hand, Sony carried out the sale of a portion of stock resulting from the initial public offering of SCN and the sale of securities investments. In the previous fiscal year, in addition to investment in semiconductor manufacturing facilities, Sony also made an investment in S-LCD in association with its establishment.

As a result, the total amount of cash flow from operating activities and from investing activities during the fiscal year was a use of cash of Y44.4 billion ($379 million).

Financing Activities: During the fiscal year ended March 31, 2006, although Sony redeemed long-term debt including bonds, financing was carried out through the issuance of straight bonds in order to redeem bonds maturing during the fiscal years ending March 31, 2006 and March 31, 2007.

Cash and Cash Equivalents: In addition to the aforementioned information, the total balance of cash and cash equivalents, accounting for the effect of foreign currency exchange rate fluctuations, increased Y65.7 billion compared to March 31, 2005, to Y585.5 billion ($5,004 million) as of March 31, 2006.


Cash Flow - Financial Services segment
--------------------------------------

                      (Billions of yen, millions of U.S. dollars)
                                       Fiscal Year ended March 31
Cash flow                   2005        2006    Change       2006
                                                in Yen
----------------          ------      ------    ------     ------
- From operating         Y168.1      Y147.1     Y-20.9    $1,257
   activities
- From investing         (421.4)     (563.8)    -142.4    (4,818)
   activities
- From financing          256.4       274.9      +18.5     2,349
   activities
Cash and cash             256.3       259.4       +3.1     2,217
 equivalents at
 beginning of the
 fiscal year
Cash and cash             259.4       117.6     -141.7     1,005
 equivalents at end
 of the fiscal year


Operating Activities: Net cash from operating activities was generated mainly due to an increase in revenue from insurance premiums, reflecting primarily an increase in insurance-in-force at Sony Life.

Investing Activities: Payments for investments and advances exceeded proceeds from maturities of marketable securities, sales of securities investments and collections of advances primarily as a result of investments in mainly Japanese fixed income securities carried out at Sony Life, as well as an increase in advance payments for mortgage loans and investments in marketable securities at Sony Bank.

Financing Activities: Net cash from financing activities was generated as a result of an increase in policyholders' accounts at Sony Life and an increase in deposits from customers in the banking business.

Cash and Cash Equivalents: As a result of the above, the balance of cash and cash equivalents was Y117.6 billion ($1,005 million) as of March 31, 2006, a decrease of Y141.7 billion compared to March 31, 2005.


Consolidated Results for the Fourth Quarter ended March 31, 2006
----------------------------------------------------------------
Sales were Y1,845.4 billion ($15,773 million), an increase of 8.7% compared with the same quarter of the previous fiscal year; on a local currency basis sales increased 2%.

In the Electronics segment, although there was a decrease in intersegment sales, sales to outside customers increased 9.0% compared to the same quarter of the previous fiscal year. Sales primarily of LCD televisions, "VAIO" PCs and LCD rear projection televisions increased, while sales of CRT televisions decreased. In the Game segment, although there was an increase in sales from the PSP business, there was a decrease in overall sales as a result of a significant decline in the sales contribution from the PS2 business. In the Pictures segment, revenues increased primarily as a result of increased television product revenues from several of SPE's international channels, the extension of a licensing agreement for Wheel of Fortune, and higher sales of television library product. In the Financial Services segment, revenue increased mainly due to an improvement in gains and losses on investments primarily at Sony Life.

An operating loss of Y62.2 billion ($532 million) was recorded, an improvement of Y15.2 billion from the same quarter of the previous fiscal year. In the Electronics segment, although there was an increase in loss on sale, disposal or impairment of assets, the amount of the operating loss decreased primarily as a result of favorable exchange rates. The Game segment recorded a significant operating loss in the quarter mainly as a result of the recording of charges associated with the preparation for the launch of the PS3 platform. In the Pictures segment, the abovementioned contribution from television product revenues resulted in increased operating income. Operating income within the Financial Services segment increased significantly due to the increased revenue within the segment noted above.

Restructuring charges, which are recorded as operating expenses, for the fourth quarter amounted to Y75.3 billion ($643 million) compared to Y48.6 billion in the same quarter of the previous fiscal year. In the Electronics segment, restructuring charges were Y63.4 billion ($542 million) compared to Y46.2 billion in the same quarter of the previous fiscal year.

The loss before income taxes was Y47.9 billion ($409 million), a Y14.0 billion improvement compared to the same quarter of the previous fiscal year.

Income Taxes: During the fourth quarter of the fiscal year, Sony recorded Y23.6 billion ($202 million) of income tax expense. This was the result of the recording of additional valuation allowances against deferred tax assets by Sony Corporation and several of its domestic and overseas consolidated subsidiaries due to continued losses recorded at these businesses and the recording of an additional tax provision for the undistributed earnings of foreign subsidiaries.

Equity in net income of affiliated companies of Y5.4 billion ($46 million) was recorded, a Y4.9 billion yen increase compared to the same quarter of the previous fiscal year. Sony Ericsson contributed Y7.6 billion ($65 million) to equity in net income, a Y5.0 billion increase compared to the same quarter of the previous fiscal year. In addition, Y2.3 billion ($20 million) of equity in net income was also recorded from S-LCD, compared to a Y1.4 billion equity loss in net income recorded in the same quarter of the previous fiscal year. An equity in net loss of Y0.3 billion ($2 million) was recorded for SONY BMG, an improvement of Y2.8 billion compared to the same quarter of the previous fiscal year. In addition, an equity in net loss of Y3.6 billion ($30 million) was also recorded for MGM.

As a result, a net loss of Y66.5 billion ($569 million) was recorded, a Y10.1 billion deterioration compared to the same quarter of the previous fiscal year.

Notes
-----
Note I: During the fiscal year ended March 31, 2006, the average value of the yen was Y112.3 against the U.S. dollar and Y136.3 against the Euro, which was 5.1% lower against the U.S. dollar and 2.0% lower against the Euro, compared with the average rates for the previous fiscal year. Operating results on a local currency basis described herein reflect sales and operating income obtained by applying the yen's average exchange rate in the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the fiscal year. Local currency basis results are not reflected in Sony's financial statements and are not measures conforming with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful analytical information to investors regarding operating performance.

Note II: "Sales and operating revenue" in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. "Operating income" in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Note III: During the quarter ended March 31, 2006, the average value of the yen was Y115.9 against the U.S. dollar and Y139.2 against the Euro, which was 10.7% lower against the U.S. dollar and 2.7% lower against the Euro, compared with the average rates for the same quarter of the previous fiscal year.

Rewarding Shareholders
----------------------
Sony believes that continuously increasing corporate value and providing dividends are essential to rewarding shareholders. It is Sony's policy to utilize retained earnings, after ensuring the perpetuation of stable dividends, to carry out various investments that contribute to an increase in corporate value such as those that ensure future growth and strengthen competitiveness.

A year-end cash dividend of Y12.5 ($0.11) per share of Sony Corporation common stock will be presented for approval at the Board of Directors meeting to be held on May 17, 2006 and, if approved, will be payable as of June 1, 2006. Sony Corporation has already paid an interim dividend of Y12.5 per share to each shareholder; accordingly, the total annual cash dividend per share would be Y25.0.

In addition, even after the New Company Law of Japan becomes effective as from May 1, 2006, Sony Corporation expects to continue to pay dividends from retained earnings semi-annually (record dates for year-end and interim dividends are March 31 and September 30, respectively). This new law replaces the Commercial Code of Japan and removes the restriction on the number of times dividends can be paid.

Number of Employees
-------------------
The number of employees at the end of March 2006 was approximately 158,500, an increase of approximately 7,000 employees from the end of March 2005. Although there was a reduction in employees associated with the implementation of restructuring activities in Japan, the U.S., Europe and Southeast Asia, the total number of employees increased as a result of a significant increase in employees at manufacturing facilities in East Asia.


Outlook for the Fiscal Year ending March 31, 2007
-------------------------------------------------

                                                  Change from
                                                   previous
                                                  fiscal year
                                                 -------------
Sales and operating revenue     Y8,200 billion        +10%
Operating income                   100 billion        -48
Income before income taxes         150 billion        -48
Equity in net income of             40 billion       +204
 affiliated companies
Net income                         130 billion         +5

Capital expenditures              Y460 billion        +20%
 (additions to fixed assets)
Depreciation and amortization*     410 billion         +7
(Depreciation expenses for        (340 billion)       (+9)
 tangible assets)

* Including amortization of intangible assets and amortization of deferred insurance acquisition costs.

Research and development expenses  550 billion         +3%

Assumed foreign currency exchange rates: approximately Y113 to the U.S. dollar and approximately Y136 to the Euro.

The forecast for the consolidated operating results stated above, has been prepared based on the current business environment and reflects the factors noted below.

The above forecast includes restructuring charges, recorded as operating expenses, of approximately Y50 billion expected to be incurred across the Sony Group during the fiscal year, primarily within the Electronics segment, compared to Y138.7 billion of restructuring charges recorded during the fiscal year ended March 31, 2006.

With regard to equity in net income of affiliated companies, we expect improved earnings at Sony Ericsson, SONY BMG, S-LCD and MGM.

The forecast for each business segment is as follows:
-----------------------------------------------------
Electronics

Sales are expected to increase primarily due to an increase in the sales of LCD televisions and semiconductors, including those for use within the Game segment. With regard to operating performance, operating income is expected to be recorded, compared to an operating loss in the previous fiscal year, in spite of the absence of one time net gain recorded in the previous fiscal year which resulted from the transfer to the Japanese Government of the substitutional portion of Sony's Employee Pension Fund, due to a significant improvement in profitability primarily as a result of the contribution from the increased sales mentioned above, as well as the reduction in restructuring charges.

Game

A significant increase in sales is anticipated in association with the launch of PS3. With regards to operating performance, a significant loss is expected to be recorded associated with the worldwide PS3 launch in November 2006, despite the continued contribution from the PS2 and PSP businesses.

Pictures

Sales and operating income are both expected to increase from the theatrical and home entertainment contributions on the upcoming film slate, including The Da Vinci Code in May 2006, Open Season in September 2006 and the next installment of James Bond, Casino Royale, in November 2006.

Financial Services

In comparison to the previous fiscal year, when there was a substantial improvement in gains and losses on investments resulting from the favorable performance of the Japanese domestic stock market, the impact of stock market fluctuations are not incorporated within the forecast for the fiscal year. As a result, we anticipate both a decline in revenue and a significant decrease to operating income within the segment.

Semiconductor capital expenditures

Capital expenditures within the semiconductor business during the fiscal year are expected to amount to approximately Y170 billion (the actual amount in the fiscal year ended March 31, 2006 was approximately Y140 billion)*.

* Investments towards S-LCD are not included within the forecast for semiconductor capital expenditures.


Cautionary Statement
--------------------

Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the Euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and music business); (iv) Sony's ability to implement successfully personnel reduction and other business reorganization activities in its Electronics segment and music business; (v) Sony's ability to implement successfully its network strategy for its Electronics and Pictures segments, All Other and the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and music business in light of the Internet and other technological developments; (vi) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (vii) shifts in customer demand for financial services such as life insurance and Sony's ability to conduct successful Asset Liability Management in the Financial Services segment; and
(viii) the success of Sony's joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

Business Segment Information
----------------------------

                         (Millions of yen, millions of U.S. dollars)
                                          Fiscal Year ended March 31
Sales and operating          2005         2006   Change         2006
 revenue
   ------------------      ------       ------   ------       ------
   Electronics
     Customers        Y4,806,494   Y4,763,555     -0.9%    $ 40,714
     Intersegment        260,339      386,922                 3,307
   ------------------      ------       ------               ------
     Total             5,066,833    5,150,477     +1.7       44,021

   Game
     Customers           702,524      918,251    +30.7        7,848
     Intersegment         27,230       40,368                   345
   ------------------      ------       ------               ------
     Total               729,754      958,619    +31.4        8,193

   Pictures
     Customers           733,677      745,859     +1.7        6,375
     Intersegment              -            -                     -
   ------------------      ------       ------               ------
     Total               733,677      745,859     +1.7        6,375

   Financial Services
     Customers           537,715      720,566    +34.0        6,159
     Intersegment         22,842       22,649                   194
   ------------------      ------       ------               ------
     Total               560,557      743,215    +32.6        6,353

   All Other
     Customers           379,206      327,205    -13.7        2,797
     Intersegment         80,688       81,676                   698
   ------------------      ------       ------               ------
     Total               459,894      408,881    -11.1        3,495

   Elimination          (391,099)    (531,615)       -       (4,544)
   ------------------      ------       ------               ------
   Consolidated total Y7,159,616   Y7,475,436     +4.4%    $ 63,893


Electronics intersegment amounts primarily consist of transactions with the Game, Pictures and All Other.
All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.


Operating income (loss)      2005         2006   Change         2006
   ------------------      ------       ------   ------       ------
   Electronics          Y(34,273)    Y(30,930)       -%       $(264)
   Game                   43,170        8,747    -79.7           75
   Pictures               63,899       27,436    -57.1          234
   Financial Services     55,490      188,323   +239.4        1,610
   All Other               4,188       16,183   +286.4          138
   ------------------      ------       ------               ------
   Total                 132,474      209,759    +58.3        1,793

   Corporate and         (18,555)     (18,504)       -         (158)
    elimination
   ------------------      ------       ------               ------
   Consolidated total    Y113,919     Y191,255    +67.9%      $1,635


Commencing April 1, 2005, Sony has partly realigned its business segment configuration. Results of the previous year have been reclassified to conform to the presentations for the current period
(see Notes 5 and 6).


                        (Millions of yen, millions of U.S. dollars)
                            Three months ended March 31 (Unaudited)
Sales and operating             2005        2006   Change      2006
 revenue
   ------------------         ------      ------   ------    ------
   Electronics
     Customers           Y1,066,936  Y1,162,718     +9.0%  $ 9,938
     Intersegment           116,822      53,590                458
   ------------------         ------      ------             ------
     Total                1,183,758   1,216,308     +2.7    10,396

   Game
     Customers              213,990     145,855    -31.8     1,247
     Intersegment             8,133       6,494                 56
   ------------------         ------      ------             ------
     Total                  222,123     152,349    -31.4     1,303

   Pictures
     Customers              190,647     240,382    +26.1     2,054
     Intersegment                 -           -                  -
   ------------------         ------      ------             ------
     Total                  190,647     240,382    +26.1     2,054

   Financial Services
     Customers              150,887     217,289    +44.0     1,857
     Intersegment             5,222       5,839                 50
   ------------------         ------      ------             ------
     Total                  156,109     223,128    +42.9     1,907

   All Other
     Customers               74,561      79,201     +6.2       677
     Intersegment            21,720      22,375                191
   ------------------         ------      ------             ------
     Total                   96,281     101,576     +5.5       868

   Elimination             (151,897)    (88,298)       -      (755)
   ------------------         ------      ------             ------
   Consolidated total    Y1,697,021  Y1,845,445     +8.7%  $15,773


Electronics intersegment amounts primarily consist of transactions with the Game, Pictures and All Other.
All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.


Operating income (loss)         2005        2006   Change      2006
   ------------------         ------      ------   ------    ------
   Electronics            Y(100,457)   Y(91,885)       -%   $ (785)
   Game                       1,488     (61,397)       -      (525)
   Pictures                  13,734      30,201   +119.9       258
   Financial Services        16,302      79,306   +386.5       678
   All Other                 (6,400)    (10,277)       -       (88)
   ------------------         ------      ------             ------
   Total                    (75,333)    (54,052)       -      (462)

   Corporate and             (2,080)     (8,149)       -       (70)
    elimination
   ------------------         ------      ------             ------
   Consolidated total      Y(77,413)   Y(62,201)       -%   $ (532)

Commencing April 1, 2005, Sony has partly realigned its business segment configuration. Results of the previous year have been reclassified to conform to the presentations for the current quarter (see Notes 5 and 6).


Electronics Sales and Operating Revenue to Customers by Product
Category
                          (Millions of yen, millions of U.S. dollars)
                                           Fiscal Year ended March 31
Sales and operating revenue         2005       2006   Change     2006
---------------------------       ------     ------   ------   ------
Audio                          Y 571,864  Y 536,187    -6.2%  $ 4,583
Video                          1,036,328  1,021,325    -1.4     8,729
Televisions                      921,195    927,769    +0.7     7,930
Information and Communications   816,150    842,537    +3.2     7,201
Semiconductors                   246,314    240,771    -2.3     2,058
Components                       619,477    656,768    +6.0     5,613
Other                            595,166    538,198    -9.6     4,600
---------------------------       ------     ------            ------
Total                         Y4,806,494 Y4,763,555    -0.9% $ 40,714


                              Three months ended March 31 (Unaudited)
Sales and operating revenue         2005       2006   Change     2006
---------------------------       ------     ------   ------   ------
Audio                          Y 106,476  Y 104,684    -1.7%    $ 895
Video                            208,131    209,284    +0.6     1,789
Televisions                      213,567    247,044   +15.7     2,112
Information and Communications   214,366    253,220   +18.1     2,164
Semiconductors                    50,657     61,242   +20.9       523
Components                       142,640    163,889   +14.9     1,401
Other                            131,099    123,355    -5.9     1,054
---------------------------       ------     ------            ------
Total                         Y1,066,936 Y1,162,718    +9.0%  $ 9,938

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information.
The Electronics segment is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the product categories in this business segment. In addition, commencing April 1, 2005, Sony has partly realigned its product category configuration in the Electronics segment. Accordingly, results of the previous year have been restated (see Note 7).


Geographic Segment Information (Unaudited)
------------------------------------------

                          (Millions of yen, millions of U.S. dollars)
                                           Fiscal Year ended March 31
Sales and operating revenue         2005       2006   Change     2006
---------------------------       ------     ------   ------   ------
  Japan                       Y2,100,793 Y2,168,723    +3.2% $ 18,536
  United States                1,977,310  1,957,644    -1.0    16,732
  Europe                       1,612,536  1,715,704    +6.4    14,664
  Other Areas                  1,468,977  1,633,365   +11.2    13,961
---------------------------       ------     ------            ------
  Total                       Y7,159,616 Y7,475,436    +4.4% $ 63,893


                              Three months ended March 31 (Unaudited)
Sales and operating revenue         2005       2006   Change     2006
---------------------------       ------     ------   ------   ------
  Japan                        Y 519,520  Y 586,124   +12.8%  $ 5,010
  United States                  524,885    443,644   -15.5     3,792
  Europe                         328,698    396,215   +20.5     3,386
  Other Areas                    323,918    419,462   +29.5     3,585
---------------------------       ------     ------            ------
  Total                       Y1,697,021 Y1,845,445    +8.7% $ 15,773

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.


Consolidated Statements of Income
---------------------------------
(Millions of yen, millions of U.S. dollars, except per share amounts)
                                           Fiscal Year ended March 31
                                    2005       2006   Change     2006
                                  ------     ------   ------   ------
Sales and operating revenue:                               %
  Net sales                   Y6,565,010 Y6,692,776          $ 57,203
  Financial service revenue      537,715    720,566             6,159
  Other operating revenue         56,891     62,094               531
                                  ------     ------            ------
                               7,159,616  7,475,436     +4.4   63,893
Costs and expenses:
  Cost of sales                5,000,112  5,151,397            44,029
  Selling, general and         1,535,015  1,527,036            13,052
   administrative
  Financial service expenses     482,576    531,809             4,545
  Loss on sale, disposal or       27,994     73,939               632
   impairment of assets, net
                                  ------     ------            ------
                               7,045,697  7,284,181            62,258

Operating income                 113,919    191,255    +67.9    1,635

Other income:
  Interest and dividends          14,708     24,937               213
  Royalty income                  31,709     35,161               301
  Gain on sale of securities       5,437      9,645                82
   investments, net
  Gain on change in interest      16,322     60,834               520
   in subsidiaries and equity
   investees
  Other                           29,447     23,039               197
                                  ------     ------            ------
                                  97,623    153,616             1,313

Other expenses:
  Interest                        24,578     28,996               248
  Loss on devaluation of           3,715      3,878                33
   securities investments
  Foreign exchange loss, net         524      3,065                27
  Other                           25,518     22,603               193
                                  ------     ------            ------
                                  54,335     58,542               501

Income before income taxes       157,207    286,329    +82.1    2,447

  Income taxes                    16,044    176,515             1,508
                                  ------     ------            ------
Income before minority interest, 141,163    109,814    -22.2      939
 equity in net income of
 affiliated companies and
 cumulative effect of an
 accounting change

  Minority interest in income      1,651       (626)               (5)
   (loss) of consolidated
   subsidiaries

  Equity in net income of         29,039     13,176               113
   affiliated companies
                                  ------     ------            ------
Income before cumulative effect  168,551    123,616    -26.7    1,057
 of an accounting change

  Cumulative effect of an         (4,713)         -                 -
   accounting change
   (2005: Net of income taxes of
   Y2,675 million)
                                  ------     ------            ------
Net income                     Y 163,838  Y 123,616    -24.5  $ 1,057
                                  ------     ------            ------
Per share data:
  Common stock
   Income before cumulative
    effect of an accounting
    change
    - Basic                     Y 180.96        Y -        -      $ -
    - Diluted                     162.59          -        -        -
   Net income
    - Basic                       175.90     122.58    -30.3     1.05
    - Diluted                     158.07     116.88    -26.1     1.00
  Subsidiary tracking stock
   Net income
    - Basic *                      17.21          -        -        -

* See Note 3.


Additional Paid-in Capital and Retained Earnings (Unaudited)
------------------------------------------------------------

The following information shows change in additional paid-in capital for the fiscal year ended March 31, 2005 and 2006 and change in retained earnings for the fiscal year ended March 31, 2005 and 2006.
Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

                           (Millions of yen, millions of U.S. dollars)
                                            Fiscal Year ended March 31
                                          2005        2006        2006
                                        ------      ------      ------
Additional Paid-in Capital:
  Balance, beginning of year      Y   992,817 Y 1,134,222    $  9,694
  Conversion of convertible bonds     141,407       1,484          13
  Exercise of stock acquisition             -         932           8
   rights
  Stock based compensation                340           -           -
  Reissuance of treasury stock           (342)          -           -
                                        ------      ------      ------
  Balance, end of year            Y 1,134,222 Y 1,136,638    $  9,715


                           (Millions of yen, millions of U.S. dollars)
                                            Fiscal Year ended March 31
                                          2005        2006        2006
                                        ------      ------      ------
Retained Earnings:
  Balance, beginning of year      Y 1,367,060 Y 1,506,082    $ 12,872
  Net income                          163,838     123,616       1,057
  Cash dividends                      (24,030)    (24,968)       (213)
  Reissuance of treasury stock           (245)     (1,296)        (11)
  Common stock issue costs,              (541)       (780)         (7)
   net of tax
                                        ------      ------      ------
 Balance, end of year             Y 1,506,082 Y 1,602,654    $ 13,698



Consolidated Statements of Income (Unaudited)
---------------------------------------------

 (Millions of yen, millions of U.S. dollars, except per share amounts)
                                           Three months ended March 31
                                     2005       2006   Change     2006
                                   ------     ------   ------   ------
Sales and operating revenue:                               %
  Net sales                   Y1,529,187 Y1,612,012          $ 13,778
  Financial service revenue      150,887    217,289             1,857
  Other operating revenue         16,947     16,144               138
                                   ------     ------            ------
                               1,697,021  1,845,445      +8.7  15,773
Costs and expenses:
  Cost of sales                1,223,358  1,300,497            11,116
  Selling, general and           403,126    430,004             3,675
   administrative
  Financial service expenses     134,457    137,607             1,176
  Loss on sale, disposal or       13,493     39,538               338
   impairment of assets, net
                                   ------     ------            ------
                               1,774,434  1,907,646            16,305

Operating income (loss)          (77,413)   (62,201)        -    (532)

Other income:
  Interest and dividends           4,191      7,461                64
  Royalty income                   9,692     10,299                88
  Foreign exchange gain, net          29        224                 2
  Gain on sale of securities           -        798                 7
   investments, net
  Gain on change in interest       1,215      3,357                29
   in subsidiaries and
   equity investees
  Other                           10,840      6,959                59
                                   ------     ------            ------
                                  25,967     29,098               249

Other expenses:
  Interest                         2,755      9,032                77
  Loss on devaluation of           1,296        763                 7
   securities investments
  Foreign exchange loss, net          14          -                 -
  Other                            6,382      4,965                42
                                   ------     ------            ------
                                  10,447     14,760               126

Income (loss) before income      (61,893)   (47,863)        -    (409)
 taxes

  Income taxes                    (5,334)    23,572               202
                                   ------     ------            ------
Income (loss) before             (56,559)   (71,435)        -    (611)
 minority interest and
 equity in net income of
 affiliated companies

  Minority interest in               351        467                 4
   income of consolidated
   subsidiaries

  Equity in net income of            460      5,369                46
   affiliated companies
                                   ------     ------            ------
Net income (loss)             Y  (56,450)Y  (66,533)        - $  (569)
                                   ------     ------            ------
Per share data:
  Common stock
   Net income (loss)
   - Basic                    Y   (59.40)Y   (66.48)        - $ (0.57)
   - Diluted                      (59.40)    (66.48)        -   (0.57)
  Subsidiary tracking
   stock
   Net income (loss)
   - Basic *                      (28.20)         -         -       -

(See Note 3)

Consolidated Balance Sheets
---------------------------

                          (Millions of yen, millions of U.S. dollars)
                                                 March 31
              ASSETS                     2005        2006        2006
                                       ------      ------      ------
Current assets:
  Cash and cash equivalents      Y    779,103 Y   703,098   $   6,009
  Marketable securities               460,202     536,968       4,589
  Notes and accounts receivable,    1,113,071   1,075,071       9,189
   trade
  Allowance for doubtful accounts     (87,709)    (89,563)       (765)
   and sales returns
  Inventories                         631,349     804,724       6,878
  Deferred income taxes               141,154     221,311       1,892
  Prepaid expenses and other          519,001     517,915       4,426
   current assets
                                       ------      ------      ------
                                    3,556,171   3,769,524      32,218

Film costs                            278,961     360,372       3,080

Investments and advances:
  Affiliated companies                252,905     285,870       2,443
  Securities investments and        2,492,784   3,234,037      27,642
   other
                                       ------      ------      ------
                                    2,745,689   3,519,907      30,085

Property, plant and equipment:
  Land                                182,900     178,844       1,529
  Buildings                           925,796     926,783       7,921
  Machinery and equipment           2,192,038   2,327,676      19,895
  Construction in progress             92,611     116,149         993
  Less-Accumulated depreciation    (2,020,946) (2,160,905)    (18,470)
                                       ------      ------      ------
                                    1,372,399   1,388,547      11,868
Other assets:
  Intangibles, net                    187,024     207,034       1,770
  Goodwill                            283,923     299,024       2,556
  Deferred insurance acquisition      374,805     383,156       3,275
   costs
  Deferred income taxes               240,396     178,751       1,528
  Other                               459,732     501,438       4,285
                                       ------      ------      ------
                                    1,545,880   1,569,403      13,414
                                       ------      ------      ------
                                 Y  9,499,100 Y10,607,753   $  90,665
                                       ------      ------      ------
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities:
  Short-term borrowings          Y     63,396 Y   142,766   $   1,220
  Current portion of long-term        166,870     193,555       1,654
   debt
  Notes and accounts payable,         806,044     813,332       6,952
   trade
  Accounts payable, other and         746,466     854,886       7,307
   accrued expenses
  Accrued income and other taxes       55,651      87,295         746
  Deposits from customers in the      546,718     599,952       5,128
   banking business
  Other                               424,223     508,442       4,345
                                       ------      ------      ------
                                    2,809,368   3,200,228      27,352

Long-term liabilities:
  Long-term debt                      678,992     764,898       6,538
  Accrued pension and severance       352,402     182,247       1,558
   costs
  Deferred income taxes                72,227     216,497       1,850
  Future insurance policy           2,464,295   2,744,321      23,456
   benefits and other
  Other                               227,631     258,609       2,211
                                       ------      ------      ------
                                    3,795,547   4,166,572      35,613

Minority interest in consolidated      23,847      37,101         317
 subsidiaries

Stockholders' equity:
  Capital stock                       621,709     624,124       5,334
  Additional paid-in capital        1,134,222   1,136,638       9,715
  Retained earnings                 1,506,082   1,602,654      13,698
  Accumulated other comprehensive    (385,675)   (156,437)     (1,337)
   income (loss)
  Treasury stock, at cost              (6,000)     (3,127)        (27)
                                       ------      ------      ------
                                    2,870,338   3,203,852      27,383
                                       ------      ------      ------
                                Y   9,499,100 Y10,607,753    $ 90,665
                                       ------      ------      ------

Consolidated Statements of Cash Flows
-------------------------------------
                          (Millions of yen, millions of U.S. dollars)
                                           Fiscal Year ended March 31
                                         2005        2006        2006
                                       ------      ------      ------
Cash flows from operating
 activities:
  Net income                    Y     163,838 Y   123,616    $  1,057
  Adjustments to reconcile net
   income to net cash provided
   by operating activities:
    Depreciation and amortization,    372,865     381,843       3,264
     including amortization of
     deferred insurance
     acquisition costs
    Amortization of film costs        276,320     286,655       2,450
    Accrual for pension and            22,837      (7,563)        (65)
     severance costs, less
     payments
    Gain on the transfer to                 -     (73,472)       (628)
     the Japanese Government of
     the substitutional portion
     of employee pension fund
    Loss on sale, disposal or          27,994      73,939         632
     impairment of assets, net
    Gain on sale or loss on            (1,722)     (5,767)        (49)
     devaluation of securities
     investments, net
    Gain on change in interest in     (16,322)    (60,834)       (520)
     subsidiaries and equity
     investees
    Deferred income taxes             (69,466)     80,115         685
    Equity in net (income) loss       (15,648)      9,794          84
     of affiliated companies, net
     of dividends
    Cumulative effect of an             4,713           -           -
     accounting change
    Changes in assets and liabilities:
     (Increase) Decrease in           (22,056)     17,464         149
      notes and accounts
      receivable, trade
     (Increase) Decrease in            34,128    (164,772)     (1,408)
      inventories
     Increase in film costs          (294,272)   (339,697)     (2,903)
     Increase (Decrease) in            31,473      (9,078)        (78)
      notes and accounts
      payable, trade
     Increase in accrued income             3      29,009         248
      and other taxes
     Increase in future insurance     144,143     143,122       1,223
      policy benefits and other
     Increase in deferred             (65,051)    (51,520)       (440)
      insurance acquisition costs
     Increase in marketable           (28,524)    (37,394)       (320)
      securities held in
      the financial service
      business for trading purpose
     Increase in other current        (29,699)     (8,792)        (75)
      assets
     Increase in other current         46,545     105,865         904
      liabilities
    Other                              64,898     (92,675)       (792)
                                       ------      ------      ------
     Net cash provided by             646,997     399,858       3,418
      operating activities
                                       ------      ------      ------
Cash flows from investing
 activities:
  Payments for purchases of          (453,445)   (462,473)     (3,953)
   fixed assets
  Proceeds from sales of fixed         34,184      38,168         326
   assets
  Payments for investments and     (1,309,092) (1,368,158)    (11,694)
   advances by financial
   service business
  Payments for investments and       (158,151)    (36,947)       (316)
   advances (other than financial
   service business)
  Proceeds from maturities of         923,593     857,376       7,328
   marketable securities, sales
   of securities investments and
   collections of advances by
   financial service business
  Proceeds from maturities of          25,849      24,527         210
   marketable securities, sales
   of securities investments and
   collections of advances (other
   than financial service
   business)
  Proceeds from sales of                3,162      75,897         649
   subsidiaries' and equity
   investees' stocks
  Other                                 2,728         346           3
                                       ------      ------      ------
    Net cash used in investing       (931,172)   (871,264)     (7,447)
     activities
                                       ------      ------      ------
Cash flows from financing
 activities:
  Proceeds from issuance of            57,232     246,326       2,105
   long-term debt
  Payments of long-term debt          (94,862)   (138,773)     (1,186)
  Increase (Decrease) in               11,397     (11,045)        (94)
   short-term borrowings
  Increase in deposits from           294,352     190,320       1,627
   customers in the financial
   service business
  Increase (Decrease) in              (40,400)     86,100         736
   call money and bills sold in
   the banking business
  Dividends paid                      (22,978)    (24,810)       (212)
  Proceeds from issuance of             4,023       6,937          59
   stocks by subsidiaries
  Other                                (3,587)      4,809          41
                                       ------      ------      ------
    Net cash provided by              205,177     359,864       3,076
     financing activities
                                       ------      ------      ------

Effect of exchange rate changes on      8,890      35,537         303
 cash and cash equivalents
                                       ------      ------      ------
Net decrease in cash and cash         (70,108)    (76,005)       (650)
 equivalents
Cash and cash equivalents at          849,211     779,103       6,659
 beginning of the fiscal year
                                       ------      ------      ------
Cash and cash equivalents at    Y     779,103 Y   703,098    $  6,009
 end of the fiscal year
                                       ------      ------      ------

(Notes)
1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y117 = U.S. $1, the approximate
Tokyo foreign exchange market rate as of March 31, 2006.

2. As of March 31, 2006, Sony had 936 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method in respect to 58 affiliated companies.

3. Sony calculates and presents per share data separately for Sony's common stock and for the subsidiary tracking stock which was linked to the economic value of Sony Communication Network Corporation, based on Statement of Financial Accounting Standards ("FAS") No.128, "Earnings per Share". The holders of the subsidiary tracking stock had the right to participate in earnings, together with common stock holders. Accordingly, Sony calculated per share data by the "two-class" method based on FAS No.128. Under this method, basic net income per share for each class of stock was calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to the subsidiary tracking stock were determined based on the subsidiary tracking stockholders' economic interest in the targeted subsidiary's earnings available for dividends or change in accumulated losses that did not include those of the targeted subsidiary's subsidiaries.

On October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock with the method of compulsory conversion to shares of Sony's common stock. All shares of subsidiary tracking stock were converted to shares of Sony's common stock on December 1, 2005. As a result of the conversion, earnings per share of the subsidiary tracking stock for the three months and the fiscal year ended March 31, 2006 are not calculated. The earnings allocated to common stock for the fiscal year ended March 31, 2006 are calculated by subtracting the earnings allocated to the subsidiary tracking stock for eight months ended November 30, 2005.

Weighted-average number of outstanding shares used for computation of earnings per share of common stock are as follows. The dilutive effect in the weighted-average number of outstanding shares for the three months and the fiscal years ended March 31, 2005 and 2006 mainly resulted from convertible bonds.


Weighted-average number                   (Thousands of shares)
 of outstanding shares                  Fiscal Year ended March 31
-----------------------                  2005                 2006
                                       ------               ------
Income before cumulative
 effect of an accounting
 change and net income
  - Basic                             931,125              997,781
  - Diluted                         1,043,775            1,046,177

Weighted-average number                   (Thousands of shares)
 of outstanding shares                 Three months ended March 31
-----------------------                  2005                 2006
                                       ------               ------
Net income
  - Basic                             948,950            1,000,832
  - Diluted                           948,950            1,000,832


Weighted-average number of outstanding shares used for computation of earnings per share of the subsidiary tracking stock for the three months and the fiscal year ended March 31, 2005 are 3,072 thousand shares. There were no potentially dilutive securities or options granted for earnings per share of the subsidiary tracking stock.

4. Sony's comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liabilities adjustments and foreign currency translation adjustments. Net income, other comprehensive income and comprehensive income for the three months and the fiscal years ended March 31, 2005 and 2006 were as follows:

                                (Millions of yen, millions of U.S. dollars)
                   Fiscal Year ended March 31  Three months ended March 31
                   --------------------------  ---------------------------
                    2005       2006      2006      2005       2006    2006
--------------------------------------------------------------------------
Net income     Y 163,838  Y 123,616   $ 1,057 Y (56,450) Y (66,533) $ (569)
 (loss)
Other
 comprehensive
 income (loss):
 Unrealized       (7,281)    38,135       326     7,012    (44,453)   (380)
  gains
  (losses)
  on
  securities
 Unrealized       (1,890)       441         4    (2,009)      (563)     (5)
  gains
  (losses) on
  derivative
  instruments
 Minimum            (769)    50,206       429   (29,304)    18,777     160
  pension
  liabilities
  adjustments
 Foreign          74,224    140,456     1,200    43,858      8,133      70
  currency
  translation
  adjustments
                ----------------------------------------------------------
                  64,284    229,238     1,959    19,557  Y (18,106)   (155)
-------------------------------------------------------------------------
Comprehensive  Y 228,122  Y 352,854   $ 3,016 Y (36,893) Y (84,639) $ (724)
 income
 (loss)
--------------------------------------------------------------------------


5. As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of this joint venture, the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to "Other" category in the Electronics segment. In addition, effective April 1, 2005, a similar change was made with respect to the Japan based disc manufacturing businesses. Results for the same period of the previous year in the Electronics segment have been restated to account for these reclassifications.
As a result of these changes in the Music segment, Sony no longer breaks out the Music segment as a reportable segment as it no longer meets the materiality threshold. Effective April 1, 2005, results for the Music segment are included within All Other. Accordingly, results for the same period of the previous fiscal year in the Electronics segment and All Other have been restated to conform to the presentation for this fiscal year.

6. In July 2004, in order to establish a more efficient and coordinated semiconductor supply structure, Sony group has integrated its semiconductor manufacturing business by transferring Sony Computer Entertainment's semiconductor manufacturing operation from the Game segment to the Electronics segment. As a result of this transfer, sales revenue and expenditures associated with this operation are now recorded within the "Semiconductor" category in the Electronics segment. The results for the three months ended June 30, 2004 have not been restated as such comparable figures cannot be practically obtained given that it was not operated as a separate line of business within the Game segment. This integration of the semiconductor manufacturing businesses is a part of Sony's semiconductor strategy of utilizing semiconductor technologies and manufacturing equipment originally developed or designed for the Game business within the Sony group as a whole.

7. Commencing April 1, 2005, Sony has partly realigned its product category configuration in the Electronics segment.
Accordingly, results for the same period of the previous fiscal year have been reclassified. The primary change is as shown below:

Main Product   Previous Product Category  New Product Category
------------   -------------------------  --------------------
Professional   "Televisions"      -->     "Information and
-use                                      Communications"
projector


8. In July 2003, the Accounting Standards Executive
Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. On April 1, 2004, Sony recognized Y4,713 million of loss (net of income taxes of Y2,675 million) as a cumulative effect of an accounting change.

9. In December 2004, the FASB issued FAS No. 153,
"Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29". This statement requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. This statement is effective for nonmonetary asset exchanges occurring in the fiscal periods beginning after June 15, 2005. Sony adopted FAS No. 153 during the quarter ended September 30, 2005. The adoption of FAS No. 153 did not have a material impact on Sony's results of operations and financial position.

Other Consolidated Financial Data

                           (Millions of yen, millions of U.S. dollars)
                                            Fiscal Year ended March 31
                                   2005        2006  Change       2006
                                 ------      ------  ------     ------

Capital expenditures          Y 356,818   Y 384,347   +7.7%    $ 3,285
 (additions to property,
 plant and equipment)
Depreciation and                372,865     381,843   +2.4       3,264
 amortization expenses*
(Depreciation expenses for    (300,752)   (310,519)   +3.2     (2,654)
 tangible assets)
R&D expenses                    502,008     531,795   +5.9       4,545

                                     Three months ended March 31
                                   2005        2006  Change       2006
                                 ------      ------  ------     ------
Capital expenditures           Y 99,996   Y 122,427  +22.4%    $ 1,046
 (additions to property,
 plant and equipment)
Depreciation and                104,125    103,584    -0.5         885
 amortization expenses*
(Depreciation expenses for      (83,672)   (84,013)   +0.4        (718)
 tangible assets)
R&D expenses                    131,978    160,370   +21.5       1,371

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs

Condensed Financial Services Financial Statements (Unaudited)
-------------------------------------------------------------

The results of the Financial Services segment are included in Sony's consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.
These presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony's consolidated financial statements.

Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.

Condensed Statements of Income
------------------------------

                          (Millions of yen, millions of U.S. dollars)
                                           Fiscal Year ended March 31
Financial Services                  2005       2006   Change     2006
                                                           %
                                  ------     ------   ------   ------
Financial service revenue      Y 560,557  Y 743,215    +32.6 $  6,353
Financial service expenses       505,067    554,892     +9.9    4,743
                                  ------     ------            ------
Operating income                  55,490    188,323   +239.4    1,610
Other income (expenses), net      10,204     24,522   +140.3      209
                                  ------     ------            ------
Income before income taxes        65,694    212,845   +224.0    1,819
Income taxes and other            25,698     80,586   +213.6      689
                                  ------     ------            ------
Income before cumulative effect   39,996    132,259   +230.7    1,130
 of an accounting change
Cumulative effect of an           (4,713)         -        -        -
 accounting change
                                  ------     ------            ------
Net income                     Y  35,283  Y 132,259   +274.9 $  1,130
                                  ------     ------            ------

                          (Millions of yen, millions of U.S. dollars)
                                           Fiscal Year ended March 31
Sony without Financial              2005       2006   Change     2006
  Services                                                 %
                                  ------     ------            ------
Net sales and operating       Y6,632,728 Y6,763,907     +2.0  $57,811
 revenue
Costs and expenses             6,575,354  6,762,375     +2.8   57,798
                                  ------     ------            ------
Operating income                  57,374      1,532    -97.3       13
Other income (expenses),          40,639     71,952    +77.1      615
 net
                                  ------     ------            ------
Income before income taxes        98,013     73,484    -25.0      628
Income taxes and other           (37,043)    82,127        -      702
                                  ------     ------            ------
Net income (loss)             Y  135,056 Y   (8,643)       -  $   (74)
                                  ------     ------            ------

                          (Millions of yen, millions of U.S. dollars)
Consolidated                               Fiscal Year ended March 31
                                    2005       2006   Change     2006
                                                           %
                                  ------     ------   ------   ------
Financial service revenue     Y  537,715 Y  720,566    +34.0  $ 6,159
Net sales and operating        6,621,901  6,754,870     +2.0   57,734
 revenue
                                  ------     ------            ------
                               7,159,616  7,475,436     +4.4   63,893
Costs and expenses             7,045,697  7,284,181     +3.4   62,258
                                  ------     ------            ------
Operating income                 113,919    191,255    +67.9    1,635
Other income (expenses),          43,288     95,074   +119.6      812
 net
                                  ------     ------            ------
Income before income taxes       157,207    286,329    +82.1    2,447
Income taxes and other           (11,344)   162,713        -    1,390
                                  ------     ------            ------
Income before cumulative         168,551    123,616    -26.7    1,057
 effect of an accounting
 change
Cumulative effect of an           (4,713)         -        -        -
 accounting change
                                  ------     ------            ------
Net income                    Y  163,838 Y  123,616    -24.5  $ 1,057
                                  ------     ------            ------


Condensed Statements of Income
------------------------------
                          (Millions of yen, millions of U.S. dollars)
                                          Three months ended March 31
Financial Services                  2005       2006   Change     2006
                                                           %
                                  ------     ------   ------   ------
Financial service revenue     Y  156,109 Y  223,128    +42.9  $ 1,907
Financial service expenses       139,807    143,822     +2.9    1,229
                                  ------     ------            ------
Operating income                  16,302     79,306   +386.5      678
Other income (expenses), net         450       (123)       -       (1)
                                  ------     ------            ------
Income before income taxes        16,752     79,183   +372.7      677
Income taxes and other             6,841     29,760   +335.0      255
                                  ------     ------            ------
Net income                    Y    9,911 Y   49,423   +398.7  $   422
                                  ------     ------            ------


                          (Millions of yen, millions of U.S. dollars)
                                          Three months ended March 31
Sony without Financial              2005       2006   Change     2006
 Services                                                  %
                                  ------     ------   ------   ------
Net sales and operating       Y1,549,209 Y1,631,085     +5.3  $13,941
 revenue
Costs and expenses             1,643,498  1,772,917     +7.9   15,153
                                  ------     ------            ------
Operating income (loss)          (94,289)  (141,832)       -   (1,212)
Other income (expenses), net      15,644     14,917     -4.6      127
                                  ------     ------            ------
Income (loss) before income      (78,645)  (126,915)       -   (1,085)
 taxes
Income taxes and other           (12,285)   (11,089)       -      (95)
                                  ------     ------            ------
Net income (loss)             Y  (66,360)Y (115,826)       -  $  (990)
                                  ------     ------            ------

                          (Millions of yen, millions of U.S. dollars)
                                          Three months ended March 31
Consolidated                        2005       2006   Change     2006
                                                           %
                                  ------     ------   ------   ------
Financial service revenue     Y  150,887 Y  217,289    +44.0  $ 1,857
Net sales and operating        1,546,134  1,628,156     +5.3   13,916
 revenue
                                  ------     ------            ------
                               1,697,021  1,845,445     +8.7   15,773
Costs and expenses             1,774,434  1,907,646     +7.5   16,305
                                  ------     ------            ------
Operating income (loss)          (77,413)   (62,201)       -     (532)
Other income (expenses), net      15,520     14,338     -7.6      123
                                  ------     ------            ------
Income (loss) before income      (61,893)   (47,863)       -     (409)
 taxes
Income taxes and other            (5,443)    18,670        -      160
                                  ------     ------            ------
Net income (loss)             Y  (56,450)Y  (66,533)       -  $  (569)
                                  ------     ------            ------

Condensed Balance Sheet
------------------------

                       (Millions of yen, millions of U.S. dollars)
Financial Services                               March 31
              ASSETS                    2005        2006      2006
                                      ------      ------    ------
Current assets:
  Cash and cash equivalents       Y  259,371 Y   117,630  $  1,005
  Marketable securities              456,130     532,895     4,555
  Other                              274,690     200,929     1,717
                                      ------      ------    ------
                                     990,191     851,454     7,277

Investments and advances           2,378,966   3,128,748    26,741
Property, plant and equipment         38,551      37,422       320
Other assets:
  Deferred insurance acquisition     374,805     383,156     3,275
   costs
  Other                              103,004     164,827     1,409
                                      ------      ------    ------
                                     477,809     547,983     4,684
                                      ------      ------    ------
                                  Y3,885,517 Y 4,565,607  $ 39,022
                                      ------      ------    ------
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities:
  Short-term borrowings           Y   45,358 Y   136,723  $  1,169
  Notes and accounts payable,          7,099      11,707       100
   trade
  Deposits from customers in         546,718     599,952     5,128
   the banking business
  Other                              109,438     169,956     1,452
                                      ------      ------    ------
                                     708,613     918,338     7,849

Long-term liabilities:
  Long-term debt                     135,750     128,097     1,095
  Accrued pension and severance       14,362      13,479       115
   costs
  Future insurance policy          2,464,295   2,744,321    23,456
   benefits and other
  Other                              142,272     173,354     1,481
                                      ------      ------    ------
                                   2,756,679   3,059,251    26,147

Minority interest in consolidated      5,476       4,089        35
 subsidiaries
Stockholders' equity                 414,749     583,929     4,991
                                      ------      ------    ------
                                  Y3,885,517 Y 4,565,607  $ 39,022
                                      ------      ------    ------


                       (Millions of yen, millions of U.S. dollars)
Sony without Financial Services                  March 31
              ASSETS                    2005        2006      2006
                                      ------      ------    ------
Current assets:
  Cash and cash equivalents       Y  519,732 Y   585,468  $  5,004
  Marketable securities                4,072       4,073        34
  Notes and accounts receivable,     952,692     973,675     8,322
   trade
  Other                            1,116,353   1,393,306    11,909
                                      ------      ------    ------
                                   2,592,849   2,956,522    25,269

Film costs                           278,961     360,372     3,080
Investments and advances             445,446     477,089     4,078
Investments in Financial Services,   187,400     187,400     1,602
 at cost
Property, plant and equipment      1,333,848   1,351,125    11,548
Other assets                       1,189,398   1,059,786     9,058
                                      ------      ------    ------
                                  Y6,027,902 Y 6,392,294  $ 54,635
                                      ------      ------    ------
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities:
  Short-term borrowings           Y  204,027 Y   225,082  $  1,924
  Notes and accounts payable,        801,252     804,394     6,875
   trade
  Other                            1,132,201   1,299,809    11,109
                                      ------      ------    ------
                                   2,137,480   2,329,285    19,908

Long-term liabilities:
  Long-term debt                     627,367     701,372     5,995
  Accrued pension and severance      338,040     168,768     1,443
   costs
  Other                              263,520     352,457     3,012
                                      ------      ------    ------
                                   1,228,927   1,222,597    10,450

Minority interest in consolidated     18,471      32,623       279
 subsidiaries
Stockholders' equity               2,643,024   2,807,789    23,998
                                      ------      ------    ------
                                 Y 6,027,902 Y 6,392,294 $  54,635
                                      ------      ------    ------

                       (Millions of yen, millions of U.S. dollars)
Consolidated                                       March 31
              ASSETS                    2005        2006      2006
                                      ------      ------    ------
Current assets:
  Cash and cash equivalents      Y   779,103 Y   703,098 $   6,009
  Marketable securities              460,202     536,968     4,589
  Notes and accounts receivable,   1,025,362     985,508     8,424
   trade
  Other                            1,291,504   1,543,950    13,196
                                      ------      ------    ------
                                   3,556,171   3,769,524    32,218

Film costs                           278,961     360,372     3,080
Investments and advances           2,745,689   3,519,907    30,085
Property, plant and equipment      1,372,399   1,388,547    11,868
Other assets:
  Deferred insurance acquisition     374,805     383,156     3,275
   costs
  Other                            1,171,075   1,186,247    10,139
                                      ------      ------    ------
                                   1,545,880   1,569,403    13,414
                                      ------      ------    ------
                                 Y 9,499,100 Y10,607,753 $  90,665
                                      ------      ------    ------
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities:
  Short-term borrowings          Y   230,266 Y   336,321 $   2,874
  Notes and accounts payable,        806,044     813,332     6,952
   trade
  Deposits from customers in         546,718     599,952     5,128
   the banking business
  Other                            1,226,340   1,450,623    12,398
                                      ------      ------    ------
                                   2,809,368   3,200,228    27,352

Long-term liabilities:
  Long-term debt                     678,992     764,898     6,538
  Accrued pension and severance      352,402     182,247     1,558
   costs
  Future insurance policy          2,464,295   2,744,321    23,456
   benefits and other
  Other                              299,858     475,106     4,061
                                      ------      ------    ------
                                   3,795,547   4,166,572    35,613

Minority interest in consolidated     23,847      37,101       317
 subsidiaries
Stockholders' equity               2,870,338   3,203,852    27,383
                                      ------      ------    ------
                                 Y 9,499,100 Y10,607,753 $  90,665

Condensed Statements of Cash Flows
----------------------------------
                       (Millions of yen, millions of U.S. dollars)
                                        Fiscal Year ended March 31
Financial Services                      2005        2006      2006
                                      ------      ------    ------

Net cash provided by operating   Y   168,078 Y   147,149 $   1,257
 activities
Net cash used in investing          (421,384)   (563,753)   (4,818)
 activities
Net cash provided by financing       256,361     274,863     2,349
 activities
                                      ------      ------    ------
Net increase (decrease) in cash        3,055    (141,741)   (1,212)
 and cash equivalents
Cash and cash equivalents at         256,316     259,371     2,217
 beginning of the fiscal year
                                      ------      ------    ------
Cash and cash equivalents at end Y   259,371 Y   117,630 $   1,005
 of the fiscal year
                                      ------      ------    ------


                       (Millions of yen, millions of U.S. dollars)
Sony without Financial Services         Fiscal Year ended March 31
                                        2005        2006      2006
                                      ------      ------    ------
Net cash provided by operating   Y   485,439 Y   251,975 $   2,154
 activities
Net cash used in investing          (472,119)   (296,376)   (2,533)
 activities
Net cash provided by (used in)       (95,373)     74,600       637
 financing activities
Effect of exchange rate changes on     8,890      35,537       304
 cash and cash equivalents
                                      ------      ------    ------
Net increase (decrease) in cash      (73,163)     65,736       562
 and cash equivalents
Cash and cash equivalents at         592,895     519,732     4,442
 beginning of the fiscal year
                                      ------      ------    ------
Cash and cash equivalents at end Y   519,732 Y   585,468 $   5,004
 of the fiscal year
                                      ------      ------    ------

                       (Millions of yen, millions of U.S. dollars)
Consolidated                            Fiscal Year ended March 31
                                        2005        2006      2006
                                      ------      ------    ------
Net cash provided by operating   Y   646,997 Y   399,858 $   3,418
 activities
Net cash used in investing          (931,172)   (871,264)   (7,447)
 activities
Net cash provided by financing       205,177     359,864     3,076
 activities
Effect of exchange rate changes on     8,890      35,537       303
 cash and cash equivalents
                                      ------      ------    ------
Net decrease in cash and cash        (70,108)    (76,005)     (650)
 equivalents
Cash and cash equivalents at         849,211     779,103     6,659
 beginning of the fiscal year
                                      ------      ------    ------
Cash and cash equivalents at end Y   779,103 Y   703,098 $   6,009
 of the fiscal year
                                      ------      ------    ------


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